Exhibit No. 99.3

                         LETTER TO PREVIOUS SUBSCRIBERS


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                         [North Bay Bancorp Letterhead]

Dear Subscribers:

         You have previously subscribed to the Company's public offering of common stock pursuant to the Prospectus dated February 9, 2000. As you may have previously heard, the terms of the offering have been amended to decrease the offering price to $22.00 per share and increase the amount of shares offered to 227,273 so that the aggregate consideration of the offering remains at $5,000,000.

         Because of this change, you have the right to rescind your previous subscription. If this is what you wish, please let us know and we will return your subscription amount to you.

         However, if you wish to continue to subscribe to the offering, enclosed is Supplement No. 1 to the Prospectus and a Revised Subscription Agreement. You should review the Supplement and execute the Revised Subscription Agreement. Under the Revised Subscription Agreement, the number of shares previoulsy subscribed for will be increased to take into account the lower $22.00 per share price. If you wish to subscribe for additional shares at the $22.00 amount you should include a check for the amount of the additional shares.

         If you have any questions, please do not hesitate to call Terry Robinson at (707) 258-3969 or Glen Terry at (707) 423- 2055.

                                           Terry L. Robinson
                                           President and Chief Executive Officer
                                           North Bay Bancorp

                                           Glen C.  Terry
                                           Proposed President
                                           Solano Bank (Proposed)